FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Closing of GVT acquisition	2

RAMIRO SÁNCHEZ DE LERÍN GARCÍA-OVIES

General Secretary and

Secretary to the Board of Directors

TELEFÓNICA, S.A.

TELEFÓNICA, S.A. (Telefónica) as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following

SIGNIFICANT EVENT

Following the Significant Event registered on March 26, 2015, and once the relevant regulatory authorizations have been obtained, Telefónica announces that the Extraordinary General Shareholders Meeting of Telefónica Brasil, S.A. held yesterday 28 May, 2015, has approved the acquisition of Global Village Telecom, S.A. and its holding company GVT Participações, S.A., collectively ( “GVT”), to Vivendi, S.A., as well as the issuance of shares of Telefonica Brasil to Vivendi, S.A. as partial payment of the purchase price of the shares of GVT.

Consequently, the closing of this acquisition for an amount of 4,663 million euros (through payment in cash and debt assumption) has been formalized, as well as the delivery of 12% of the share capital of the new Telefonica Brasil resulting from the integration. Vivendi, S.A. will exchange 4.5% of this interest for 8.3% of the ordinary shares of Telecom Italia in the coming weeks.

See Press release attached.

Madrid, May 29, 2015

PRESS RELEASE

Madrid, 29 May 2015

After the final approval given by Brazilian antitrust agencies last March, the Extraordinary Shareholders’ Meeting of Telefónica Brasil backs the purchase of GVT

TELEFÓNICA CLOSES THE ACQUISITION OF GVT AND BECOMES THE LEADING BRAZILIAN

INTREGRATED OPERATOR

•	The new Telefónica Brasil—the company resulting from the integration with GVT—becomes the country’s largest integrated telecommunications company, both in terms of accesses and of revenue.

•	The transaction had already been strongly backed by shareholders, both at Telefónica Brasil and at the parent company (Telefónica S.A.), as proven by the success of the 16,107 million BRL and 3,048 million euros, respectively, in capital increases, both of them connected to financing the acquisition of GVT.

•	Telefónica Brasil’s Board of Directors and Shareholders’ Meeting both approved the proposal of appointing Amos Genish as the company’s new Executive Chairman to lead the integration process.

Madrid, 29 May 2015.- Telefónica Brasil’s Extraordinary Shareholders’ Meeting supported the purchase of Global Village Telecom (GVT) from Vivendi. The closing of this transaction, announced in September 2014, places Telefónica Brasil as the Brazilian market’s leading integrated operator, both in terms of clients—with over 105 million accesses after the integration —and of revenues; and with a high value customer profile.

With sustainable growth and a high-quality service offer as its main goals, Telefónica Brasil now has national coverage and is the unchallenged leader in the mobile business and fixed ultra-broadband, while also strengthening its position in pay TV. All of this is possible because the company has the best network infrastructure, an innovative portfolio that consolidates it as a Digital Telco, and a well-differentiated, high-definition TV offer combined with on-demand content, interactive applications and access to multi-device content.

Additionally, the integration of Vivo with GVT makes the complementarity between them obvious. While Vivo has the largest national 3G network, with coverage in 3,200 Brazilian municipalities, as well as 4G (which covers more than 140 cities nationwide), GVT has an extensive fibre optics network reaching 156 cities in 20 Brazilian states, besides the Federal District.

In accordance with the provisions of the purchase terms*, the closing of this transaction has been formalised for a total of 4,663 million euros (by means of cash settlement and debt assumption), as well as the hand over of 12% of the share capital of the new Telefónica Brasil—resulting from the integration. In the coming weeks, Vivendi will exchange 4.5% of this interest for 8.3% of the ordinary shares of Telecom Italia, according to the terms agreed by the parties.

On the other hand, the Telefónica Brasil’s Board of Directors and Shareholders’ Meeting have approved the proposal of appointing Amos Genish as Telefónica Brasil’s new Executive Chairman. He has been chosen to lead the integration process of both companies and to define a clear strategy for the future that is entirely focused on clients.

The green light to the transaction received from Telefónica Brasil’s Shareholders’ Meeting, summoned to that effect, follows the approval granted from the relevant Brazilian authorities during the first quarter of this year: Brazil’s Administrative Council of Economic Defence (CADE)—Brazil’s antitrust agency—and ANATEL, the country’s telecommunications regulator.

Telefónica, S.A.	Corporate Communication Management Ronda de la Comunicación, s/n 28050 Madrid	Tel: +34 91 482 38 00 email: prensatelefonica@telefonica.com http://saladeprensa.telefonica.com @Telefonica

Moreover, the transaction has already been enthusiastically backed by shareholders, both at Telefónica Brasil and at the parent company (Telefónica S.A.), as proven by the success of the recent capital increases connected to financing the acquisition of GVT.

By purchasing GVT, Telefónica is reaffirming its commitment to Brazil, where it has invested nearly 55 billion euros since it first ventured into the country in 1996, and which is currently the source of nearly a fourth of the Group’s revenue. The country’s telecommunications market not only holds much potential, but is also vital for the growth and competitiveness of the country itself. Moreover, the transaction closed today brings about meaningful value generation for Telefónica, with significant synergies estimated, particularly in the fields of cross-selling, customer loyalty and satisfaction, and complementarity in the deployment of high-speed networks, among others.

(*) Telefónica and Vivendi signed the agreement for the sale transaction last September. The terms and conditions of the transaction included a cash settlement of 4,663 million euros (an amount subjected to adjustments in terms of net debt and normalised working capital), more than 12% of Telefónica Brasil’s share capital after its integration with GVT. Additionally, Vivendi accepted Telefónica’s offer of acquiring 1.11 billion common shares of Telefónica’s participation in Telecom Italia, in exchange for 4.5% of the capital that Vivendi will receive from the corporation resulting from the integration of Telefónica Brasil and GVT.

Telefónica, S.A.	Corporate Communication Management Ronda de la Comunicación, s/n 28050 Madrid	Tel: +34 91 482 38 00 email: prensatelefonica@telefonica.com http://saladeprensa.telefonica.com @Telefonica

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 29th, 2015	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name:	Ramiro Sánchez de Lerín García-Ovies
		Title:	General Secretary and Secretary to the Board of Directors